Form 6K June 30, 2005

MATERIAL CHANGE REPORT

pursuant to subsection 7.1 (2) OR (3)

of National Instrument 51-102

Item 1	Name and Address of Company
Las Vegas from Home.com Entertainment Inc.

Item 2	Date of Material Change

June 30, 2005.

Item 3	News Release

The Company’s news release was disseminated via Canada Newswire on June 30, 2005.

Item 4	Summary of Material Change

June 30, 2005.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (“LVFH” or the “Company”) wishes to report that at the Company’s Annual & Special General Meeting of its Members, held on Thursday, June 30, 2005, in Vancouver, B.C. all of the Ordinary and Special Resolutions that were proposed by Management have received the approval of the Company’s Shareholders that were present in person or represented by proxy.

Item 5 Full Description of Material Change

June 30, 2005.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (“LVFH” or the “Company”) wishes to report that at the Company’s Annual & Special General Meeting of its Members, held on Thursday, June 30, 2005, in Vancouver, B.C. all of the Ordinary and Special Resolutions that were proposed by Management have received the approval of the Company’s Shareholders that were present in person or represented by proxy.

The following is a breakdown of the voting results:-

1) 99.85% approved to set the number of directors at four;

2)	98.30% approved the election of Bedo H. Kalpakian; 99.72% approved the election of Jacob H. Kalpakian; 99.95% approved the election of Gregory T. McFarlane; and 99.98% approved the election of Neil Spellman;

3)	99.94% approved the appointment of Smythe Ratcliffe as Auditors of the Company for the ensuing year;

4) 99.83% approved the remuneration of the Auditors be fixed by the Board of Directors;

5)	97.49% approved to remove the Pre-Existing Company Provisions in the Notice of Articles of the Company and alter the Company’s Notice of Articles;

6)	88.56% approved to increase the Company’s authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares, in each case without nominal or par value, and alter the Company’s Notice of Articles;

7)	97.43% approved to adopt new articles in substitution for the existing articles of the Company;

8) 86.99% approved the amendment to the Company’s 2004 Stock Option Plan; and

9)	99.64% approved the transaction of other business which may be brought before the meeting.

Furthermore, there was no other business brought before the meeting.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable. This report is not being filed on a confidential basis.

Item 7	Omitted Information

Item 8	Not applicable. Executive Officer

To obtain further information, contact Jake Kalpakian, President and CEO of the Company, at (604) 681-0204.

Item 9 Date of Report

June 30, 2005.